

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 16, 2008

Mr. Marcus C. Rowland, Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118

> **Re:** **Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 12, 2008**
> **Response Letter Dated June 13, 2008**
> **File No. 1-13726**

Dear Mr. Rowland:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the period ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to prior comment 3. Please confirm that in future filings, for clarity purposes, you will provide disclosure in the financial statements that identifies the related parties and describes the transactions giving rise to the receivables.

2.	We note your response to prior comment 4. Please confirm that in future filings, you will expand your financial statement disclosure to describe more clearly the arrangements with Mountain Drilling Company and Venture Refining Transmission LLC and any other similar arrangements.

Sources and Uses of Funds, page 34

3.	Your response to prior comment 8 and the disclosure provided in response to prior comment 7 appear to be somehow inconsistent. In response to comment 7, you indicated that, in spite of having only $1 million in cash as of December 31, 2007, you had multiple sources of liquidity, including the proceeds of the sale of the volumetric production payment. Notwithstanding, you stated, in response to prior comment 8, that you did not believe the transaction was material to you. Please explain how you assess the materiality of the transaction in light of the amount of cash you accounted for as of December 31, 2007. We further refer you to Item 101(c)(vii). It would appear that given that the amount of proceeds from the sale represented more than 10% of your revenues as December 31, 2007, the transaction was material. Please file the agreement documenting the volumetric production payment transaction or tell us why you believe you are not required to file the agreement.

Definitive Proxy Statement filed April 29, 2008

Transactions with Related Persons, page 53

Founder Well Participation Program, page 53

4.	We have considered your response to our prior comment 5 and determined that the requested information would be more appropriate in the Related Party section of the definitive proxy statement. Therefore, consistent with Item 404(a) of Regulation S-K, please disclose the amount of revenues that Mr. McClendon generated from his participation as of the end of the last fiscal year.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551- 3761, or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or Mike Karney at (202) 551-3847 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director